[Letterhead of Federal Trust Corporation]

May 13, 2009


VIA EDGAR--Form RW
------------------

Securities and Exchange Commission
100 "F" Street, NE
Washington, DC 20549

     Re:       Federal Trust Corporation, Sanford, Florida:
               Request to Withdraw Registration Statement on Form S-1 File No. 333-152719
               ------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form S-1, as amended (SEC File No. 333-152719), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on August 1, 2008, and was never declared effective.


     No securities have been sold or will be sold pursuant to the Registration Statement. The Registrant understands that the filing fees it paid will be held by the Commission pursuant to Rule 477 under the Act and pursuant to Rule 457(p) under the Act, may be applied to a future registration statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.


     Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Federal Trust Corporation, 312 West First Street, Suite 110, Sanford, Florida 02301, with a copy to the Registrant's counsel, Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, NW, Suite 400, Washington, DC 20015, Attention: Ned Quint, Esq.


     If you have any questions or require additional information, please do not hesitate to contact Mr. Quint at 202-274-2007.


     We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

                                           Very truly yours,

                                           Federal Trust Corporation

                                      By:  /s/ Dennis T. Ward
                                           Dennis T. Ward
                                           -------------------------------------
                                           President and Chief Executive Officer

cc:  Michael Clampitt, Esq., SEC
     Justin Dobbie, Esq., SEC